

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
judith.george@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

82-4668



03029433

Taylor Nelson

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ


SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH, D.C.
152
SECTION

5 August 2003

SUPPL

Dear Sir/Madam

Company Name	Registered No.
TNS Overseas Holdings (Alpha) Limited	3965470
TNS Overseas Holdings (Beta) Limited	3965472
TNS Overseas Holdings (Delta) Limited	3968944
TNS Overseas Holdings (Gamma) Limited	3965469
TNS Overseas Holdings (Epsilon) Limited	3986121

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

I enclose one copy annual report for the year ended 31 December 2002, in connection with the above-named companies in loose-leaf format.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

dlw 8/25

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

f:\users\companysecretarial 030201\companies house\030805_let.doc




SEC MAIL
RECEIVED
AUG 21 2003
WASH. D.C.
152
SECTION

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

VIA SWIFLY

15 August 2003

Dear Sir/Madam

Taylor Nelson AGB Television Limited registered no. 3229747
Annual return for the period ended 26 July 2003

The Customer Equity Company Limited registered no. 4049251
Annual return for the period ended 8 August 2003

I enclose duly completed and signed forms 363s annual return for the above-named companies together with a cheques for £30.00 being the filing fees due.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand
Company Secretarial Assistant
Taylor Nelson Sofres plc

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States BY DHL

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Robert Goad, Bank of New York (US) – 001 212 571 3051

f:\users\companysecretarial 030201\companies house\030815_let.doc



Companies House

— for the record —

Company Name

TAYLOR NELSON AGB TELEVISION LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
3229747

Information extracted from Companies House records on
4th July 2003

Section 1: Company details

Ref: 3229747/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** **Description** **7413** **Market research, opinion polling**	**SIC CODE** **Description**

Company Number - 3229747

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** **8 Shakespeare Road** **Harpenden** **Hertfordshire** **AL5 5ND**	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of change __ / __ / ____ Date Ian John PORTAL ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** **Antony Brian COWLING** **Address** **4 Links Road** **Epsom** **Surrey** **KT17 3PS** **Date of birth** 02/01/1936 **Nationality** British **Occupation** Director	Name __________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address __________ __________ __________ UK Postcode Date of birth __ / __ / ____ Nationality __________ Occupation __________ Date of change __ / __ / ____ Date Antony Brian COWLING ceased to be director (if applicable) __ / __ / ____

Company Number - 3229747

Section 2: Details of Officers of the Company (continued)

> Director

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Michael Anthony KIRKHAM	Name
Address 37 St James Avenue Hampton Hill Middlesex TW12 1HH	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723E of the Companies Act 1985. Address
	UK Postcode
Date of birth 19/06/1946	Date of birth / /
Nationality British	Nationality
Occupation Market Research	Occupation
	Date of change / /
	Date Michael Anthony KIRKHAM ceased to be director (if applicable) / /

Company Number - 3229747

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary	Class of share
	Nominal value of each share £1.00	Nominal value of each share
	Number of shares issued 1	Number of shares issued
	Aggregate Nominal Value of issued shares £1.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** 1	Total number of shares issued
	Total Nominal value of shares issued £1.00	Total Nominal value of shares issued

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

Company Number - 3229747

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** TAYLOR NELSON SOFRES PLC	Name ______	
Address Westgate London W5 1UA	Address ______ ______ ______ UK Postcode	**Shares transferred by** TAYLOR NELSON SOFRES PLC
Shares held *Class* Ordinary — *Number* 1	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Company Number - 3229747

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3229747



Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (Director / Secretary)

Date 11/08/2003

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***26/7/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th July 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernsand

Telephone number *inc code*: 0208 9672330

Address: c/o Taylor Nelson Sofres plc, TNS House Westgate, London

DX number *if applicable*

DX exchange

Postcode: W5 1UA


Companies House
— for the record —

Company Name
THE CUSTOMER EQUITY COMPANY LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Private Company Limited By Shares

Company Number
4049251

Information extracted from Companies House records on **12th July 2003**

Section 1: Company details

Ref: 4049251/09/28	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**C/O Taylor Nelson Sofres Plc Westgate London W5 1UA**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** **At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	**SIC Code** / **Description** **7415** **Holding companies incl head offices**	**SIC CODE** **Description**

Company Number - 4049251

Section 2: Details of Officers of the Company

	Current details	Amended details
> Company Secretary *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288.*	**Name** Ian John PORTAL **Address** 8 Shakespeare Road Harpenden Hertfordshire AL5 5ND	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of change _ _ / _ _ / _ _ _ _ Date Ian John PORTAL ceased to be secretary (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Henry Wilfred BARENBLATT **Address** 89 Kloof Road Bantry Bay Cape Town 8000 South Africa **Date of birth** 14/02/1949 **Nationality** South African **Occupation** Businessman	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ________ Occupation ________ Date of change _ _ / _ _ / _ _ _ _ Date Henry Wilfred BARENBLATT ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 4049251

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Amaury Jean-Claude Yves Marie DE CONDE **Address** 15 Avenue De Circourt La Celle St Cloud 78170 France **Date of birth** 05/01/1961 **Nationality** French **Occupation** Market Research	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Amaury Jean-Claude Yves Marie DE CONDE ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Edward Frederick HOEFLING **Address** 27 Newlyn Close Bricket Wood St. Albans Hertfordshire AL2 3UP **Date of birth** 17/07/1952 **Nationality** British **Occupation** Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Edward Frederick HOEFLING ceased to be director (if applicable) __ / __ / ____

Company Number - 4049251

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Jan Hendrik HOFMEYR **Address** 10 Gilquin Crescent Hout Bay 7800 South Africa **Date of birth** 02/02/1953 **Nationality** South African **Occupation** Market Researcher	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ____ Occupation ____ Date of change __ __ / __ __ / __ __ __ __ Date Jan Hendrik HOFMEYR ceased to be director (if applicable) __ __ / __ __ / __ __ __ __
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Andrew Robert LANCEFIELD **Address** 1 Rose Street Newlands Cape Town 7700 South Africa **Date of birth** 10/05/1961 **Nationality** South African **Occupation** Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode __ __ __ __ __ __ __ Date of birth __ __ / __ __ / __ __ __ __ Nationality ____ Occupation ____ Date of change __ __ / __ __ / __ __ __ __ Date Andrew Robert LANCEFIELD ceased to be director (if applicable) __ __ / __ __ / __ __ __ __

Company Number - 4049251

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** David Soutar LOWDEN **Address** The Squirrels Riversdale Bourne End Buckinghamshire SL8 5EB **Date of birth** 16/08/1957 **Nationality** British **Occupation** Accountant	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date David Soutar LOWDEN ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288.*	**Name** Barry Lee MERRET **Address** Flat 1 22 Billyard Avenue Sydney New South Wales Nsw 2011 Australia **Date of birth** 17/04/1945 **Nationality** Australian **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ____ Occupation ____ Date of change _ _ / _ _ / _ _ _ _ Date Barry Lee MERRET ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 4049251

Section 2: Details of Officers of the Company (continued)

> **Director**

If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.

Particulars of a new Director must be notified on form 288.

Current details	Amended details
Name Paul Simon Kent WRIGHT	Name ____
	[ ] Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
Address 29 Turney Road, Dulwich, London, SE21 7JA	Address ____ ____ ____
	UK Postcode ____ ___
Date of birth 02/12/1957	Date of birth __ / __ / ____
Nationality British	Nationality ____
Occupation Solicitor	Occupation ____
	Date of change __ / __ / ____
	Date Paul Simon Kent WRIGHT ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

Class of Share

Number of shares issued

Aggregate Nominal Value of issued shares

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued

Aggregate Nominal Value of issued shares

.ist of past and present members *(Tick appropriate box)*

Please complete the required information on the attached schedules or in another format agreed by Companies House.

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☐ A full list of members is enclosed

The last full list of members was received on: 08/08/2002

REMEMBER:

Changes *to shareholder particulars or details of shares transferred to be* ***completed each year***

A full list of shareholders is required with the first and every third Annual Return thereafter

List shareholders in alphabetical order or provide an index

List joint shareholders consecutively

Company Number - 4049251

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 4049251

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 4049251



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 15/08/2003

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to ***8/8/2003***

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **8th August 2004** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: Sofia Bernaard

Telephone number *inc code*: 0208 5672230

Address:
C/o Taylor Nelson Sofres plc
TNS House, Westgate
London, W5 1UA

DX number *if applicable*

DX exchange

Postcode W5 1UA


tns


SEC MAIL
RECEIVED
PROCESSING
AUG 2 1 2003
WASH. D.C.
152
SECTION

Westgate
London
W5 1UA

t +44 208 967 2230
f +44 208 967 1446
sofia.bernsand@tns-global.com

Sofia Bernsand
Company Secretarial Assistant

SWIFLY
The Registrar of Companies
Companies House
Crown Way
Maindy
Cardiff CF4 3UZ

14 August 2003

Dear Sir/Madam

Company Name	**Registered No.**
Media Vision Research Limited	**2711063**

I enclose one copy annual report for Media Vision Research Limited for the year ended 31 December 2002.

Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Sofia Bernsand

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) - 020 7964 6028
Katie Edwards, Bank of New York (US)- 001 212 571 3050.

Media Vision Research Limited

Report and accounts

for the year ended

31 December 2002

Reg No 2711063

Media Vision Research Limited

Report and accounts

For the year ended 31 December 2002

Media Vision Research Limited

Director's report

For the year ended 31 December 2002

The directors present their report together with the audited financial statements for the year ended 31 December 2002.

1 Principal activities, business review and future developments

The company was dormant throughout the year.

2 Results and dividends

The company did not trade during the year ended 31 December 2002 and the preceding period; accordingly no profit and loss account is presented with these financial statements.

3 Directors

The directors of the company during the year were as follows:

A B Cowling
P S K Wright

4 Directors' interests in shares of the company

No directors had any interests in shares of the company at any time during the year.

Mr Cowling is a director of the ultimate parent undertaking, Taylor Nelson Sofres plc and his interest in shares of Taylor Nelson Sofres plc are disclosed in the directors' report of that company.

Mr Wright holds interests in the ultimate parent company, Taylor Nelson Sofres plc, as follows:-

	At 1 Jan 2002	Granted	Sold/ Exercised	At 31 Dec 2002
	No.	No.	No.	No.
Ordinary shares	5,206	-	-	5,206
Executive share option plan	75,000	-	-	75,000

Media Vision Research Limited

Director's report

For the year ended 31 December 2002

5 Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be reappointed will be proposed at the annual general meeting.

By order of the board



I J Portal

Company Secretary

15th July 2003

Media Vision Research Limited

Balance sheet

As at 31 December 2002

	Notes	2002	2001
		£000	£000
Current assets			
Debtors	4	22	22
		22	22
Net assets		22	22
Capital and reserves			
Called up share capital	5	1	1
Share premium account	6	45	45
Profit and loss account	6	(24)	(24)
Shareholders' funds	7	22	22

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2).

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 7 were approved by the board of directors on 15th July 2003 and were signed on its behalf by:



A B Cowling
Chairman

Media Vision Research Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention.

3 Employee information

There were no employees of the company, apart from the directors, who received no remuneration for their services (2001; £nil)

4 Debtors

	2002	2001
	£000	£000
Amounts due from group undertakings	22	22
	22	22

5 Called up share capital

	2002	2001
	£	£
Authorised		
24,500 Ordinary shares of 10p each	**2,450**	2,450
5,000 Deferred shares of 10p each	**500**	500
5,500 Preference shares of 10p each	**550**	550
	3,500	3,500
Allotted, called up and fully paid		
11,515 Ordinary shares of 10p each	**1,151**	1,151
600 Deferred shares of 10p each	**60**	60
500 Preference shares of 10p each	**50**	50
	1,261	1,261

The aggregate number of votes attaching to the preference shares shall be equal to 25% of the aggregate nominal value of the issued shares of the company of all classes irrespective of the number of preference shares then in issue. In the event of the winding-up of the company and a distribution being made to shareholders, the first £25,000 of such distribution shall be paid to the holders for the time being of preference shares, irrespective of the number of preference shares then in issue. There are no dividends payable associated with these shares.

6 Reserves

	Share Premium account	Profit and Loss account	Total
	£000	£000	£000
Balance at 1 January 2002	45	(24)	21
Profit for the year	-	-	-
Balance at 31 December 2002	**45**	**(24)**	**21**

7 Reconciliation of movements in shareholders' funds

	31 Dec 2002	31 Dec 2001
	£000	£000
Opening shareholders' funds	22	22
Closing shareholders' funds	**22**	22
Equity	22	22
Non-equity	-	-
	22	22

8 Ultimate parent undertaking

The immediate parent undertaking is Taylor Nelson Sofres UK Limited (formerly Taylor Nelson Sofres Group Limited). The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc, which is registered in England and Wales.

Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.


SEC MAIL PROCESSING
RECEIVED
AUG 2 1 2003
WASH., D.C.
152
SECTION

TNS Overseas Holdings (Alpha) Limited

Report and accounts

for the year ended 31 December 2002

Reg No 3965470

TNS Overseas Holdings (Alpha) Limited

Report and accounts

For the year ended 31 December 2002

TNS Overseas Holdings (Alpha) Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report with the audited financial statements for the year ended 31 December 2002.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £2,279,646 (2001: £1,070,677). The directors paid a dividend of £2,279,646 (2001: £nil). The retained profit of £nil (2001: £1,070,677) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2002 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2001: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2001: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for 25,000 shares and 40,000 shares respectively in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board



IJ Portal
Company Secretary
Westgate, London W5 1UA
1 August 2003

TNS Overseas Holdings (Alpha) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Alpha) Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, the balance sheet and the related notes on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Alpha) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Alpha) Limited (continued)

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
1 August 2003

TNS Overseas Holdings (Alpha) Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	**2002**	2001
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	**2,279,646**	1,070,677
Profit on ordinary activities before taxation		**2,279,646**	1,070,677
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		**2,279,646**	1,070,677
Dividends on equity shares paid	6	**(2,279,646)**	-
Retained profit for the financial year		**-**	1,070,677

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Alpha) Limited

Balance Sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Fixed assets			
Investments	7	**54,640,047**	54,640,047
Current assets			
Debtors	8	**1,070,677**	1,070,677
Net assets		**55,710,724**	55,710,724
Capital and reserves			
Called up share capital	9	**200**	200
Share premium	10	**54,639,847**	54,639,847
Profit and loss account	10	**1,070,677**	1,070,677
Equity shareholders' funds	11	**55,710,724**	55,710,724

The financial statements on pages 6 to 12 were approved by the board of directors on 1 August 2003 and were signed on its behalf by:



EF Hoefling
Director

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2002 and 31 December 2001 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2002	2001
	£	£
Income from shares in group undertaking	**2,279,646**	1,070,677

5 Taxation

The current tax charge for the period is £nil (2001: £nil).

Current tax reconciliation

	2002	2001
	£	£
Profit on ordinary activities before tax	**2,279,646**	1,070,677
Profit on ordinary activities multiplied by standard rate in the UK 30% (2001: 30%)	**683,894**	321,203
Effects of:		
Income not taxable to corporation tax	**(683,894)**	(321,203)
Current tax charge for the period	**-**	-

6 Dividends Payable

	2002	2001
	£	£
Final dividend paid	**2,279,646**	-

7 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2002	**54,640,047**

Investments represent 4,679,413 (2001:100) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2002 was 24,215,301 (2001: 16,564,300) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2002	2001
	£	£
Amounts owed by group undertaking	**1,070,677**	1,070,677

TNS Overseas Holdings (Alpha) Limited

Notes to the financial statements

For the year ended 31 December 2002

9 Called up share capital

	2002	2001
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	**200**	200

10 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2002	**54,639,847**	**1,070,677**
Retained profit for the financial year	-	-
Balance at 31 December 2002	**54,639,847**	**1,070,677**

11 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Profit for the year	**2,279,646**	1,070,677
Dividends	**(2,279,646)**	-
Opening shareholders' funds	**55,710,724**	54,640,047
Closing shareholders' funds	**55,710,724**	55,710,724

12 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holdings (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.


SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH. D.C.
152
SECTION

TNS Overseas Holdings (Beta) Limited

Report and accounts

for the year ended 31 December 2002

Reg No 3965472

TNS Overseas Holdings (Beta) Limited

Report and accounts

For the year ended 31 December 2002

TNS Overseas Holdings (Beta) Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report with the audited financial statements for the period ended 31 December 2002.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £767,757 (2001: £359,768). The directors paid a dividend of £767,757(2000: £nil). The retained profit of £nil (2001: £359,768) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2002 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2001: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2001: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for 25,000 shares and 40,000 shares respectively in Taylor Nelson Sofres plc.

TNS Overseas Holdings (Beta) Limited

Directors' Report (continued)

For the year ended 31 December 2002

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board



IJ Portal
Company Secretary
Westgate, London W5 1UA
1 August 2003

TNS Overseas Holdings (Beta) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Beta) Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, the balance sheet and the related notes on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

TNS Overseas Holdings (Beta) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Beta) Limited (continued)

For the year ended 31 December 2002

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
1 August 2003

TNS Overseas Holdings (Beta) Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	**767,757**	359,768
Profit on ordinary activities before taxation		**767,757**	359,768
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		**767,757**	359,768
Dividends on equity shares paid	6	**(767,757)**	-
Retained profit for the financial year		**-**	359,768

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Beta) Limited

Balance Sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Fixed assets			
Investments	7	**18,218,618**	18,218,618
Current assets			
Debtors	8	**359,768**	359,768
Net assets		**18,578,386**	18,578,386
Capital and reserves			
Called up share capital	9	**200**	200
Share premium	10	**18,218,418**	18,218,418
Profit and loss account	10	**359,768**	359,768
Equity shareholders' funds	11	**18,578,386**	18,578,386

The financial statements on pages 6 to 12 were approved by the board of directors on 1 August 2003 and were signed on its behalf by:



EF Hoefling
Director

TNS Overseas Holdings (Beta) Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2002 and 31 December 2001 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2002	2001
	£	£
Income from shares in group undertaking	**767,757**	359,768

5 Taxation

The current tax charge for the period is £nil (2001: £nil).

Current tax reconciliation

	2002	2001
	£	£
Profit on ordinary activities before tax	**767,757**	359,768
Profit on ordinary activities multiplied by standard rate in the UK 30% (2001: 30%)	**230,327**	107,930
Effects of:		
Income not taxable to corporation tax	**(230,327)**	(107,930)
Current tax charge for the period	-	-

6 Dividends

	2002	2001
	£	£
Final dividend paid	**767,757**	-

7 Investments

	Interests in Group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2002	**18,218,618**

Investments represent 1,571,475 (2001:100) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2002 was 24,215,301 (2001: 16,564,300) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2002	2001
	£	£
Amounts owed by group undertaking	**359,768**	359,768

TNS Overseas Holdings (Beta) Limited

Notes to the financial statements

For the year ended 31 December 2002

9 Called up share capital

	2002	2001
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
200 ordinary shares of £1 each	**200**	200

10 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2002	**18,218,418**	**359,768**
Retained profit for the financial year	-	-
Balance at 31 December 2002	18,218,418	359,768

11 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Profit for the year	**767,757**	359,768
Dividends	**(767,757)**	-
Opening shareholders' funds	**18,578,386**	18,218,618
Closing shareholders' funds	**18,578,386**	18,578,386

TNS Overseas Holdings (Beta) Limited

Notes to the financial statements

For the year ended 31 December 2002

12 Ultimate parent undertaking

The immediate parent undertaking is TNS Overseas Holdings (Epsilon) Limited.

The ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.


SEC MAIL PROCESSING
RECEIVED
AUG 21 2003
WASH. D.C.
152
SECTION

TNS Overseas Holdings (Delta) Limited

Report and accounts

for the year ended 31 December 2002

Reg No 3968944

TNS Overseas Holdings (Delta) Limited

Report and accounts

For the year ended 31 December 2002

TNS Overseas Holdings (Delta) Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report with the financial statements for the period ended 31 December 2002.

Principal activities, business review and future developments

The company was dormant throughout the year.

Results and dividends

The company did not trade during the year ended 31 December 2002. Accordingly the profit on ordinary activities before taxation is nil (2001: £nil) and no profit and loss account is presented with these financial statements. The directors do not recommend payment of a dividend (2001: £nil).

Directors and their interests

The directors of the company during the year to 31 December 2002 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2001: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2001: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for 25,000 shares and 40,000 shares respectively in Taylor Nelson Sofres plc.

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

In accordance with Section 250 of the Companies Act 1985, a special resolution resolving that an auditor should not be re-appointed will be proposed at the annual general meeting.

By order of the board



IJ Portal
Company Secretary
Westgate, London W5 1UA
2003

TNS Overseas Holdings (Delta) Limited

Balance Sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Cash at bank and in hand		**1**	1
Net assets		**1**	1
Capital and reserves			
Called up share capital	3	**1**	1
Equity shareholders' funds		**1**	1

For the year ended 31 December 2002 the company was entitled to exemption under section 249AA (1) of the Companies Act 1985.

No members have required the company to obtain an audit of its accounts for the year in question in accordance with section 249B(2) of the Companies Act 1985.

The directors acknowledge their responsibility for:

a) Ensuring the company keeps accounting records which comply with section 221 of the Companies Act 1985;
b) Preparing accounts which give a true and fair view of the state of affairs of the company as at the end of its financial year and of its profit and loss for the financial year in accordance with section 226, and which otherwise comply with the requirements of the Companies Act relating to accounts, so far as applicable to the company.

The financial statements on pages 4 to 6 were approved by the board of directors on 1 August 2003 and were signed on its behalf by:



EF Hoefling
Director

TNS Overseas Holdings (Delta) Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

TNS Overseas Holdings (Delta) Limited

Notes to the financial statements (continued)

For the year ended 31 December 2002

2 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

3 Called up share capital

	2002	2001
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
1 ordinary share of £1 each	**1**	1

4 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.


SEC MAIL
PROCESSING
RECEIVED
AUG 2 1 2003
WASH, D.C.
152

TNS Overseas Holdings (Gamma) Limited

Report and accounts

for the year ended 31 December 2002

Reg No 3965469

TNS Overseas Holdings (Gamma) Limited

Report and accounts

For the year ended 31 December 2002

TNS Overseas Holdings (Gamma) Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report with the audited financial statements for the period ended 31 December 2002.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £682,721 (2001: £320,426). The directors paid a dividend of £682,721 (2001: £nil). The retained profit of £nil (2001: £320,426) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2002 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2001: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2001: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for 25,000 shares and 40,000 shares respectively in Taylor Nelson Sofres plc.

TNS Overseas Holdings (Gamma) Limited

Directors' Report (continued)

For the year ended 31 December 2002

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board



IJ Portal
Company Secretary
Westgate, London W5 1UA
1 August 2003

TNS Overseas Holdings (Gamma) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Gamma) Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, the balance sheet and the related notes on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
1 August 2003

TNS Overseas Holdings (Gamma) Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	**2002**	2001
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	**682,721**	320,426
Profit on ordinary activities before taxation		**682,721**	320,426
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		**682,721**	320,426
Dividends on equity shares paid	6	**(682,721)**	-
Retained profit for the financial year		**-**	320,426

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Gamma) Limited

Balance Sheet

As at 31 December 2002

	Notes	**2002**	2001
		£	£
Fixed assets			
Investments	7	**16,356,534**	16,356,534
Current assets			
Debtors	8	**320,426**	320,426
Net assets		**16,676,960**	16,676,960
Capital and reserves			
Called up share capital	9	**100**	100
Share premium	10	**16,356,434**	16,356,434
Profit and loss account	10	**320,426**	320,426
Equity shareholders' funds	11	**16,676,960**	16,676,960

The financial statements on pages 6 to 12 were approved by the board of directors on 1 August 2003 and were signed on its behalf by:



EF Hoefling
Director

TNS Overseas Holdings (Gamma) Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2002 and 31 December 2001 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2002	2001
	£	£
Income from shares in group undertaking	**682,721**	320,426

5 Taxation

The current tax charge for the period is £nil (2001: £nil).

Current tax reconciliation

	2002	2001
	£	£
Profit on ordinary activities before tax	**682,721**	320,426
Profit on ordinary activities multiplied by standard rate in the UK 30% (2001: 30%)	**204,816**	96,128
Effects of:		
Income not taxable to corporation tax	**(204,816)**	(96,128)
Current tax charge for the period	-	-

6 Dividends

	2002	2001
	£	£
Final dividend paid	**682,721**	-

7 Investments

	Interests in group undertakings
	£
Cost and net book value	
At 1 January and 31 December 2002	**16,356,534**

Investments represent 1,400,413 (2001:100) ordinary shares in Taylor Nelson Sofres International Limited. The total issued share capital of this group undertaking at 31 December 2002 was 24,215,301 (2001: 16,564,300) ordinary shares, all of which is held by Taylor Nelson Sofres plc and wholly owned subsidiaries of Taylor Nelson Sofres plc.

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

8 Debtors

	2002	2001
	£	£
Amounts owed by group undertaking	**320,426**	320,426

9 Called up share capital

	2002	2001
	£	£
Authorised		
10,000 ordinary shares of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
100 ordinary shares of £1 each	**100**	100

10 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2002	**16,356,434**	**320,426**
Retained profit for the financial year	**-**	**-**
Balance at 31 December 2002	**16,356,434**	**320,426**

11 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Profit for the year	**682,721**	320,426
Dividends	**(682,721)**	-
Opening shareholders' funds	**16,676,960**	16,356,534
Closing shareholders' funds	**16,676,960**	16,676,960

12 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.


SEC MAIL
RECEIVED
PROCESSING
AUG 2 1 2003
152
WASH. D.C.
SECTION

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

for the year ended 31 December 2002

Reg No 3986121

TNS Overseas Holdings (Epsilon) Limited

Report and accounts

For the year ended 31 December 2002

TNS Overseas Holdings (Epsilon) Limited

Directors' Report

For the year ended 31 December 2002

The directors present their report with the audited financial statements for the period ended 31 December 2002.

Principal activities, business review and future developments

The company acts as an investment holding company. Both the level of business and the year-end financial position were satisfactory and the directors expect that the present level of activity will be sustained.

Results and dividends

The company's profit after tax for the financial year is £3,047,403 (2001: £nil). The directors paid a dividend of £3,047,403(2001: £nil). The retained profit of £nil (2001: £nil) has been transferred to reserves.

Directors and their interests

The directors of the company during the year to 31 December 2002 were as follows:

Mr EF Hoefling
Mr D Parry
Mr PSK Wright

Mr PSK Wright resigned as company secretary on 26 June 2002 and Mr IJ Portal was appointed.

Mr EF Hoefling holds 500 (2001: 500) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr PSK Wright holds 5,206 (2001: 5,206) ordinary shares of 5p each in Taylor Nelson Sofres plc and had no interest in the shares of any other company within the Taylor Nelson Sofres plc group.

Mr D Parry had no interests in the shares of the company or any other company within the Taylor Nelson Sofres plc group.

During the year, Mr EF Hoefling and Mr PSK Wright were granted options to subscribe for 25,000 shares and 40,000 shares respectively in Taylor Nelson Sofres plc.

TNS Overseas Holdings (Epsilon) Limited

Directors' Report (continued)

For the year ended 31 December 2002

Directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. The directors are required to prepare the financial statement on the going concern basis, unless it is inappropriate to presume that the Company will continue in business.

The directors confirm that suitable accounting policies have been used and applied consistently. They also confirm that reasonable and prudent judgements and estimates have been made in preparing the financial statements for the year ended 31 December 2002 and that applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Auditors

Following the conversion of the company's auditors PricewaterhouseCoopers to a Limited Liability Partnership (LLP) from 1 January 2003, PricewaterhouseCoopers resigned on 4 February 2003 and the directors appointed its successor, PricewaterhouseCoopers LLP, as the company's auditors. A resolution to reappoint PricewaterhouseCoopers LLP as auditors to the company will be proposed at the annual general meeting.

By order of the board



IJ Portal
Company Secretary
Westgate, London W5 1UA
1 August 2003

TNS Overseas Holdings (Epsilon) Limited

Independent Auditors' report to the members of TNS Overseas Holdings (Epsilon) Limited

For the year ended 31 December 2002

We have audited the financial statements, which comprise the profit and loss account, the balance sheet and the related notes on pages 6 to 12.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities on page 3.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom auditing standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of the company's affairs at 31 December 2002 and of its profit for the year then ended and have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
1 August 2003

TNS Overseas Holdings (Epsilon) Limited

Profit and loss account

For the year ended 31 December 2002

	Notes	2002	2001
		£	£
Operating profit – continuing operations	2	-	-
Income from fixed asset investments	4	3,047,403	-
Profit on ordinary activities before taxation		3,047,403	-
Tax on profit on ordinary activities	5	-	-
Profit on ordinary activities after taxation		3,047,403	-
Dividends on equity shares paid	6	(3,047,403)	-
Retained profit for the financial year		-	-

The company has no recognised gains and losses other than those included in the profit and loss account above and therefore no separate statement of total recognised gains and losses has been presented.

There is no difference between the retained profit for the year stated above and the historical cost equivalent.

TNS Overseas Holdings (Epsilon) Limited

Balance Sheet

As at 31 December 2002

	Notes	2002	2001
		£	£
Fixed assets			
Investments	7	**72,858,663**	72,858,663
Current assets			
Cash at bank and in hand		**1**	1
Net assets		**72,858,664**	72,858,664
Capital and reserves			
Called up share capital	8	**201**	201
Share premium	9	**72,858,463**	72,858,463
Profit and loss account		**-**	-
Equity shareholders' funds	10	**72,858,664**	72,858,664

The financial statements on pages 6 to 12 were approved by the board of directors on 1 August 2003 and were signed on its behalf by:



EF Hoefling
Director

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2002

1 Principal accounting policies

The financial statements have been prepared in accordance with applicable Accounting Standards in the United Kingdom. A summary of the more important accounting policies, which have been applied consistently, is set out below.

Basis of accounting

The financial statements have been prepared under the historical cost convention.

Fixed asset investments

Fixed asset investments are stated at cost less provision for any permanent diminution in value.

Foreign currencies

Assets and liabilities in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are converted at rates of exchange prevailing at the date the transactions were made. Foreign exchange differences are dealt with through the profit and loss account.

Cash flow statement and related party disclosures

The company is a wholly owned subsidiary of Taylor Nelson Sofres plc and is included in the consolidated financial statements of Taylor Nelson Sofres plc, which are publicly available. Consequently, the company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 (revised 1996).

The company is also exempt under the terms of Financial Reporting Standard 8 from disclosing related party transactions with entities that are part of the Taylor Nelson Sofres plc group or investees of the Taylor Nelson Sofres plc group.

2 Operating profit

The auditors' remuneration in respect of the periods ended 31 December 2002 and 31 December 2001 has been borne by TNS UK Limited (formerly Taylor Nelson Sofres Group Limited), a directly owned subsidiary of Taylor Nelson Sofres plc.

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2002

3 Directors' remuneration

The company has no employees except for its directors, who received no remuneration for their services.

4 Income from fixed asset investments

	2002	2001
	£	£
Income from shares in group undertakings	**3,047,403**	-

5 Taxation

The current tax charge for the period is £nil (2001: £nil).

Current tax reconciliation

	2002	2001
	£	£
Profit on ordinary activities before tax	**3,047,403**	-
Profit on ordinary activities multiplied by standard rate in the UK 30% (2001: 30%)	**914,221**	-
Effects of:		
Income not taxable to corporation tax	**(914,221)**	-
Current tax charge for the period	-	-

6 Dividends

	2002	2001
	£	£
Final dividend paid	**3,047,403**	-

7 Investments

	Interests in subsidiary undertakings
	£
Cost and net book value	
At 1 January and 31 December 2002:	**72,858,663**

Details of the principal investments in which the company holds more than 20% of the nominal value of any class of share capital, all of which is represented by ordinary shares, are as set out below.

Subsidiary undertakings	Country of incorporation	Ownership 2002 and 2001	Principal activity
TNS Overseas Holdings (Alpha) Limited	UK	100%	Holding company
TNS Overseas Holdings (Beta) Limited	UK	100%	Holding company

The company is exempt from the obligation to prepare and deliver consolidated financial statements under section 228 of the Companies Act 1985.

TNS Overseas Holdings (Epsilon) Limited

Notes to the financial statements

For the year ended 31 December 2002

8 Called up share capital

	2002	2001
	£	£
Authorised		
10,000 ordinary share of £1 each	**10,000**	10,000
Allotted, called up and fully paid		
201 ordinary shares of £1 each	**201**	201

9 Reserves

	Share premium	Profit and loss account
	£	£
At 1 January 2002	72,858,463	-
Retained profit for the financial year	-	-
Balance at 31 December 2002	72,858,463	-

10 Reconciliation of movements in shareholders' funds

	2002	2001
	£	£
Profit for the year	**3,047,403**	-
Dividends	**(3,047,403)**	-
Opening shareholders' funds	**72,858,664**	72,858,664
Closing shareholders' funds	**72,858,664**	72,858,664

11 Ultimate parent undertaking

The immediate and ultimate parent undertaking and ultimate controlling party is Taylor Nelson Sofres plc which is the parent undertaking of the smallest and largest group to consolidate these financial statements. Copies of the ultimate parent undertaking's financial statements are available from the Company Secretary, Taylor Nelson Sofres plc, Westgate, London W5 1UA.